SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

MERRILL LYNCH & CO., INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Exchange Liquid Yield Option™ Notes due 2032 (Zero Coupon—Floating Rate—Senior)

(Title of Class of Securities)

590188W46

(CUSIP Numbers of Class of Securities)

Mason Reeves

Merrill Lynch & Co., Inc.

222 Broadway

17th Floor

New York, NY 10038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Boyd C. Campbell, Jr.

McGuireWoods LLP

201 N. Tryon Street

Charlotte, NC 28202

(704) 343-2030

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**
$1,752,169,530	$68,860.26

*	Calculated solely for purposes of determining the filing fee. The amount represents the maximum aggregate purchase price payable for the Exchange Liquid Yield Option™ Notes due 2032 (Zero Coupon—Floating Rate—Senior).
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

™ Trademark of Merrill Lynch & Co., Inc.

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Merrill Lynch & Co., Inc. (“ML&Co.”), a corporation existing under the laws of Delaware, and relates to ML&Co.’s offer to purchase its Exchange Liquid Yield Option Notes due 2032 (Zero Coupon—Floating Rate—Senior) (the “Securities”), made on the terms and subject to the conditions set forth in the Notice of Change in Control and Offer to Purchase, dated January 22, 2009 (as it may be supplemented or amended from time to time, “Offer to Purchase”), and the related offer materials, filed as exhibits to this Schedule TO. The offer to purchase the Securities on the terms and subject to the conditions set forth in the Offer to Purchase and the related offer materials (the “Change in Control Offer”).

The Securities were issued pursuant to the Indenture, dated as of December 14, 2004, between ML&Co. and The Bank of New York Mellon (formerly known as The Bank of New York, as successor in interest to JPMorgan Chase Bank, N.A.), as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture, dated as of March 6, 2008, between ML&Co. and the Trustee, and the Second Supplemental Indenture, dated as of January 1, 2009, among ML&Co., the Trustee and Bank of America Corporation (“BAC”) (as so amended, the “Indenture”). ML&Co. is making the Change in Control Offer to satisfy its obligation under the Indenture and the Securities to purchase the Securities, at the option of the holders thereof, upon the occurrence of a “Change in Control” (as defined in Section 3.09(a) of the Indenture). A Change in Control occurred on January 1, 2009, when a wholly-owned subsidiary of BAC merged with and into ML&Co. (the “Merger”), and, in connection therewith, the holders of ML&Co. common stock received 0.8595 of a share of BAC common stock for each share of ML&Co. common stock held immediately prior to the Merger.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

ML&Co. is the issuer of the Securities and is obligated to purchase all of the Securities properly tendered and not validly withdrawn on the terms and subject to the conditions set forth in the Offer to Purchase and related offer materials. The Securities are convertible into the consideration provided in the Indenture and the Securities upon satisfaction of the conditions to conversion and subject to terms, conditions and adjustments specified in the Indenture and the Securities. As of the date hereof, the Securities are not convertible.

ML&Co. maintains its principal executive offices at 4 World Financial Center, New York, NY 10080, and its telephone number is (212) 449-1000.

All of the information set forth in the Offer to Purchase is hereby expressly incorporated by reference into this Schedule TO.

Item 10.	Financial Statements.

(a) ML&Co. believes its financial condition is not material to a holder’s decision whether to tender Securities to ML&Co. because (i) the consideration being paid to holders surrendering Securities consists solely of cash, (ii) the Offer is not subject to any financing conditions, (iii) the Offer applies to all outstanding Securities and (iv) ML&Co. is a public reporting company that files reports electronically on the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The financial condition and results of operations of ML&Co. and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Not applicable.

Item 11.	Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Notice of Change in Control and Offer to Purchase, dated January 22, 2009.

(a)(1)(B)	Form of Change in Control Purchase Notice.

(a)(1)(C)	Press Release issued on January 22, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 14, 2004, between Merrill Lynch & Co., Inc. and The Bank of New York Mellon, as trustee (filed as Exhibit 4(a)(vii) to Merrill Lynch & Co., Inc.’s Form S-3 (Registration No. 333-122639)).

(d)(2)	First Supplemental Indenture, dated as of March 6, 2008, between Merrill Lynch & Co., Inc. and The Bank of New York Mellon, as trustee (filed as Exhibit filed as Exhibit 4 to Merrill Lynch & Co., Inc.’s Form 8-K filed March 6, 2008).

(d)(3)	Second Supplemental Indenture, dated as of January 1, 2009, between Merrill Lynch & Co., Inc., Bank of America Corporation and The Bank of New York Mellon, as trustee (filed as Exhibit 4 to Merrill Lynch & Co., Inc.’s Form 8-K filed January 5, 2009).

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH & CO., INC.

By:	/S/ JOHN THURLOW
Name:	John Thurlow
Title:	Assistant Treasurer

Dated: January 22, 2009

EXHIBIT INDEX

(a)(1)(A)	Notice of Change in Control and Offer to Purchase, dated January 22, 2009.

(a)(1)(B)	Form of Change in Control Purchase Notice.

(a)(1)(C)	Press Release issued on January 22, 2009.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 14, 2004, between Merrill Lynch & Co., Inc. and The Bank of New York Mellon, as trustee (filed as Exhibit 4(a)(vii) to Merrill Lynch & Co., Inc.’s Form S-3 (Registration No. 333-122639)).

(d)(2)	First Supplemental Indenture, dated as of March 6, 2008, between Merrill Lynch & Co., Inc. and The Bank of New York Mellon, as trustee (filed as Exhibit filed as Exhibit 4 to Merrill Lynch & Co., Inc.’s Form 8-K filed March 6, 2008).

(d)(3)	Second Supplemental Indenture, dated as of January 1, 2009, between Merrill Lynch & Co., Inc., Bank of America Corporation and The Bank of New York Mellon, as trustee (filed as s Exhibit 4 to Merrill Lynch & Co., Inc.’s Form 8-K filed January 5, 2009).

(g)	Not applicable.

(h)	Not applicable.